UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.     )*

Movie Gallery, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

624581 203

(CUSIP Number)

Jeffrey S. Geron, Esq. Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, NY 10020
212-768-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 624581 203	Page 2

1	NAMES OF REPORTING PERSONS ENTERASPEN LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	7,957,701

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	7,957,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,957,701

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		36.3%

14	TYPE OF REPORTING PERSON		OO

CUSIP NO. 624581 203	Page 3

1	NAMES OF REPORTING PERSONS SOPRIS PARTNERS SERIES A, OF SOPRIS CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	- 0 -

	8	SHARED VOTING POWER	11,134,954

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	11,134,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,134,954

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.2%

14	TYPE OF REPORTING PERSON		PN

CUSIP NO. 624581 203	Page 4

1	NAMES OF REPORTING PERSONS SOPRIS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	- 0 -

	8	SHARED VOTING POWER	11,442,597

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	11,442,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,442,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.9%

14	TYPE OF REPORTING PERSON		OO

CUSIP NO. 624581 203	Page 5

1	NAMES OF REPORTING PERSONS SOPRIS CAPITAL ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	- 0 -

	8	SHARED VOTING POWER	16,187,724

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	16,187,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		16,187,724

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		71.3%

14	TYPE OF REPORTING PERSON		OO, IA

CUSIP NO. 624581 203	Page 6

1	NAMES OF REPORTING PERSONS ASPEN ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	- 0 -

	8	SHARED VOTING POWER	3,486,250

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	3,486,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,486,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.2%

14	TYPE OF REPORTING PERSON		OO, IA

CUSIP NO. 624581 203	Page 7

1	NAMES OF REPORTING PERSONS NIKOS HECHT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	- 0 -

	8	SHARED VOTING POWER	19,673,974

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	19,673,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		19,673,974

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		84.6%

14	TYPE OF REPORTING PERSON		IN

CUSIP NO. 624581 203	Page 8

Item 1.	Security and Issuer

          This Statement on Schedule 13D is being filed with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Movie Gallery, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal place of business is 900 West Main Street, Dothan, Alabama 36301. The Company’s subsidiaries Hollywood Entertainment Corporation, M.G. Digital, LLC, M.G.A. Realty I, LLC, MG Automation LLC and Movie Gallery US, LLC, are also called the “Subsidiaries.”

Item 2.	Identity and Background

(a-c)

          This Statement on Schedule 13D is being filed by EnterAspen Limited (“EnterAspen”), Sopris Partners Series A, of Sopris Capital Partners, L.P. (“Sopris Partners”), Sopris Capital, LLC (“Sopris Capital”), Sopris Capital Advisors, LLC (“Sopris Advisors”), Aspen Advisors LLC (“Aspen Advisors”) and Nikos Hecht (each a “Reporting Person” and collectively, the “Reporting Persons”). The principal business office of EnterAspen is First Caribbean House, 4th Floor, P.O. Box 487, Grand Cayman, Cayman Islands, KY1-1106. The principal business office of each of Sopris Partners, Sopris Capital, Sopris Advisors and Mr. Hecht is 314 S. Galena Street, Suite 300, Aspen, CO 81611. The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019.

          Sopris Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Sopris Capital is a Delaware limited liability company, the business of which is acting as the general partner of Sopris Partners and several other affiliates. Each of Aspen Advisors and Sopris Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Sopris Partners, and a limited number of institutional and other large private investors. Such private investors include EnterAspen, a Cayman Islands Exempted Company. Mr. Hecht is the managing member of Aspen Advisors and Sopris Advisors and is the sole member of the managing member of Sopris Capital, and is engaged, through Aspen Advisors and Sopris Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

          As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Aspen Advisors, Sopris Advisors and Sopris Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors, Sopris Advisors and Sopris Capital and, through Sopris Capital, Sopris Partners.

(d) Criminal Proceedings

          During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no general partner, executive officer or managing member of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 624581 203	Page 9

(e) Civil Securities Law Proceedings

          During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no general partner, executive officer or managing member of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

          Mr. Hecht is a citizen of the United States. EnterAspen is a Cayman Islands Exempted Company. Each of the other Reporting Persons is a Delaware private investment partnership or limited liability company, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

          On May 20, 2008 (the “Effective Date”), the Company and each of its affiliates organized in the United States consummated the transactions contemplated by the Second Amended Joint Plan of Reorganization of Movie Gallery, Inc. and its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code (as it has been amended, modified and supplemented, the “Plan”), dated April 9, 2008, as confirmed by the order of the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division, entered on April 10, 2008, and emerged from chapter 11 in accordance with the Plan. The Reporting Persons received the following securities pursuant to the Plan:

          EnterAspen, through its account managed by Aspen Advisors, received:

•

1,360,855 shares of Common Stock in respect of claims in the aggregate principal amount of $12,963,308 (plus accrued and unpaid interest thereon) it held pursuant to the Second Lien Credit and Guaranty Agreement, dated March 8, 2007, between the Company, as borrower, and the other parties thereto (the “Second Lien Credit and Guaranty Agreement”).

•

705,697 shares of Common Stock and warrants to purchase 87,312 shares of Common Stock at an exercise price of $20 (the “$20 Warrants”) in respect of 11% Senior Unsecured Notes due May 1, 2012 (“Unsecured Notes”) it held in the aggregate principal amount of $30,400,000 (plus accrued and unpaid interest thereon).

•

843,478 shares of Common Stock, at an aggregate price of $8,434,780, upon the exercise of subscription rights and purchase of shares as a Backstop Party (as defined below) in the Rights Offering (as defined below) made to holders of the Unsecured Notes pursuant to the Plan.

CUSIP NO. 624581 203	Page 10

•	19,550 shares of Common Stock in respect of a backstop fee of $195,500 payable under the Backstop Rights Purchase Agreement (as defined below).

          EnterAspen, through its account managed by Sopris Advisors, received:

•

1,937,919 shares of Common Stock in respect of claims held pursuant to the Second Lien Credit and Guaranty Agreement in the aggregate principal amount of $18,460,324 (plus accrued and unpaid interest thereon).

•

947,723 shares of Common Stock and $20 Warrants to purchase 117,256 shares of Common Stock in respect of Unsecured Notes in the aggregate principal amount of $40,826,000 (plus accrued and unpaid interest thereon).

•	1,190,792 shares of Common Stock, at an aggregate price of $11,907,920, upon the exercise of subscription rights and the purchase of shares as the Backstop Party in the Rights Offering.

•	27,600 shares of Common Stock in respect of a backstop fee of $276,000 payable under the Backstop Rights Purchase Agreement.

          Sopris Partners received:

•

4,952,724 shares of Common Stock in respect of claims held pursuant to the Second Lien Credit and Guaranty Agreement in the aggregate principal amount of $47,178,920 (plus accrued and unpaid interest thereon).

•

2,403,177 shares of Common Stock and $20 Warrants to purchase 297,330 shares of Common Stock in respect of Unsecured Notes in the aggregate principal amount of $103,524,000 (plus accrued and unpaid interest thereon).

•	2,927,364 shares of Common Stock, at an aggregate price of $29,273,640, upon the exercise of subscription rights and the purchase of shares as the Backstop Party in the Rights Offering.

•	67,850 shares of Common Stock in respect of a backstop fee of $678,500 payable under the Backstop Rights Purchase Agreement.

          EnterAspen, through its account managed by Aspen Advisors, used $8,434,780 and, through its account managed by Sopris Advisors, used $11,907,920 of available working capital to finance the acquisition of the Common Stock pursuant to the Rights Offering and the Backstop Rights Purchase Agreement. Sopris Partners used $29,273,640 of available working capital to finance the acquisition of the Common Stock pursuant to the Rights Offering.

CUSIP NO. 624581 203	Page 11

Item 4.	Purpose of Transaction

          As a result of the Company’s Chapter 11 reorganization pursuant to the Plan, Sopris Partners and EnterAspen, through its accounts managed by Aspen Advisors and Sopris Advisors, received, on or promptly after the Effective Date, 8,251,498 shares of Common Stock in respect of the Second Lien Credit and Guaranty Agreement, 4,056,598 shares of Common Stock and $20 Warrants to purchase 501,898 shares of Common Stock in respect of the Unsecured Notes, 4,961,634 shares of Common Stock upon the exercise of subscription rights and the purchase of shares as a Backstop Party in the Rights Offering and 115,000 shares of Common Stock in respect of a backstop fee payable under the Backstop Rights Purchase Agreement. In connection with agreements entered into on or around the Effective Date, certain of the Reporting Persons also received warrants (the “$0.01 Warrants”) to purchase an aggregate of 1,701,096 shares of Common Stock at an exercise price of $0.01 per share in respect of fees payable under the Revolving Credit Facility (as defined below). In addition, Sopris Partners received warrants (the “$10 Warrants”) to purchase 86,250 shares of Common Stock at an exercise price of $10 per share in respect of fees payable under the Seasonal Overadvance Credit Agreement (as defined below). As a result, on the date of this Schedule 13D, the Reporting Persons had beneficial ownership of 19,673,974 shares of Common Stock, or 84.6% of the Common Stock outstanding.

          Pursuant to the Plan, three of the Reporting Persons received 8,251,498 shares of Common Stock in respect of claims in the aggregate principal amount of $78,602,552 (plus accrued and unpaid interest thereon) held prior to the reorganization pursuant to the Second Lien Credit and Guaranty Agreement, as follows:

•	EnterAspen, through its account managed by Aspen Advisors, received 1,360,855 shares.

•	EnterAspen, through its account managed by Sopris Advisors, received 1,937,919 shares.

•	Sopris Partners received 4,952,724 shares.

          The same three Reporting Persons furthermore received 4,056,598 shares of Common Stock and $20 Warrants to purchase 501,898 shares of Common Stock in respect of Unsecured Notes in the aggregate principal amount of $174,750,000 (plus accrued and unpaid interest thereon) held prior to the reorganization, as follows:

•	EnterAspen, through its account managed by Aspen Advisors, received 705,697 shares and $20 Warrants to purchase 87,312 shares.

•	EnterAspen, through its account managed by Sopris Advisors, received 947,723 shares and $20 Warrants to purchase 117,256 shares.

•	Sopris Partners received 2,403,177 shares and $20 Warrants to purchase 297,330 shares.

          The $20 Warrants, which are exercisable immediately, were issued under the Company’s Series A Warrant Agreement (the “Warrant Agreement”). The $20 Warrants will expire on May 15, 2015.

          Pursuant to the Plan, the Company and its Subsidiaries raised $50 million through a rights offering (the “Rights Offering”). The Rights Offering was consummated on or promptly after the Effective Date by offering holders of Unsecured Notes the right to purchase shares of Common Stock in an amount representing their proportionate ownership of the Unsecured Notes prior to the reorganization. EnterAspen, through its accounts managed by Aspen Advisors and Sopris Advisors, and Sopris Partners subscribed to an aggregate of 2,688,462 shares of Common Stock on the basis of their aggregate proportionate ownership of 53.8%. In addition, EnterAspen and Sopris Partners each acted as a backstop party (the “Backstop Party”) for the Rights Offering pursuant to a backstop rights purchase agreement (the “Backstop Rights Purchase Agreement”).

CUSIP NO. 624581 203	Page 12

Under this agreement, the backstop parties were obligated to purchase all of the shares in the Rights Offering in excess of their respective proportionate ownership that were not purchased by the other participants in the Rights Offering. This number amounted to 2,273,172 shares of Common Stock. As a result, EnterAspen and Sopris Partners received total shares of Common Stock in respect of the Rights Offering as follows:

•	EnterAspen, through its account managed by Aspen Advisors, received 843,478 shares.

•	EnterAspen, through its account managed by Sopris Advisors, received 1,190,792 shares.

•	Sopris Partners received 2,927,364 shares.

          In addition, in return for their services as a backstop party, EnterAspen and Sopris Partners received an additional 115,000 shares of Common Stock as a backstop fee as follows:

•	EnterAspen, through its account managed by Aspen Advisors, received 19,550 shares.

•	EnterAspen, through its account managed by Sopris Advisors, received 27,600 shares.

•	Sopris Partners received 67,850 shares.

          Furthermore, on the Effective Date, Movie Gallery and certain of its Subsidiaries entered into a revolving credit and guaranty agreement with various lenders, Sopris Partners, as arranger, The Bank of New York, as administrative agent, and Deutsche Bank Trust Company Americas, as collateral agent. This agreement relates to a senior secured credit facility which provides for revolving loans up to an aggregate principal amount of $100,000,000 (the “Revolving Credit Facility”). In connection with their services as arrangers of the Revolving Credit Facility, Sopris Advisors, EnterAspen, through its accounts managed by Aspen Advisors and Sopris Advisors, and several affiliates of the Reporting Persons received, as an arrangement fee, warrants (the “Arrangement Fee Warrants”) to purchase 567,032 shares of Common Stock at an exercise price of $0.01 per share. In addition, they received, as a commitment fee, warrants (the “Commitment Fee Warrants”), to purchase 1,134,064 shares of Common Stock at an exercise price of $0.01 per share. The Arrangement Fee Warrants and Commitment Fee Warrants are collectively referred to herein as the “$0.01 Warrants.” The $0.01 Warrants, which are exercisable immediately, expire on May 26, 2015. The allocation of the $0.01 Warrants was as follows:

•	EnterAspen, through its account managed by Aspen Advisors, received 156,453 Arrangement Fee Warrants and 312,906 Commitment Fee Warrants,

•	EnterAspen, through its account managed by Sopris Advisors, received 83,387 Arrangement Fee Warrants and 166,774 Commitment Fee Warrants,

•	Sopris Partners received 133,419 Arrangement Fee Warrants and 266,839 Commitment Fee Warrants.

          Additionally, an entity affiliated with the Reporting Persons, the account of which is managed by Sopris Advisors, received 91,225 Arrangement Fee Warrants and 182,451 Commitment Fee Warrants, and two entities for which Sopris Capital serves as the general partner or managing member, as the case may be, and for which Sopris Advisors serves as the investment manager, received a total of 102,547 Arrangement Fee Warrants and 205,095 Commitment Fee Warrants.

CUSIP NO. 624581 203	Page 13

          In connection with its services as arranger of a letter of credit facility agreement, dated May 20, 2008, by and between the Company and Sopris Partners (the “Seasonal Overadvance Credit Agreement”), Sopris Partners received warrants to purchase 86,250 shares of Common Stock at an exercise price of $10 per share (the “$10 Warrants”). The $10 Warrants, which are exercisable immediately, expire on May 26, 2015. Sopris Partners will furthermore receive $10 Warrants to purchase additional shares of Common Stock upon any drawings of letters of credit issues under the facility, equal to the product of (a) the quotient obtained by dividing (i) the amount of the drawing by (ii ) 25,000,000, multiplied by (b) 86,250.

          Pursuant to the Plan, Sopris Advisors also agreed to provide up to $10 million in cash to fund an alternate recovery that could be elected by certain general unsecured creditors of the Company and its Subsidiaries (the “Cash-Out Election”). In exchange for electing this cash-out option, each eligible electing creditor will assign its claim to Sopris Advisors, after which Sopris Advisors will be entitled to receive the distribution of Common Stock and other consideration allocated to such claim under the Plan. The number of shares of Common Stock that Sopris Advisors will be entitled to receive through its purchases of claims pursuant to the Cash-Out Election is not calculable at this time because the amount of all claims under classes 7A, 7B and 7E of the Plan that will ultimately be determined to be eligible to receive Common Stock (“Eligible Claims”) is not currently known. The Reporting Persons anticipate that the final determination of Eligible Claims will be made in approximately the next six to twelve months.

          The Company and Sopris Advisors and its affiliates entered into a registration rights agreement (the “Registration Rights Agreement”) on the Effective Date. The Registration Rights Agreement provides registration rights for the shares of Common Stock, $20 Warrants, $10 Warrants, $0.01 Warrants and shares issuable upon exercise of the $20 Warrants, $10 Warrants and $0.01 Warrants (collectively, the “Registrable Securities”).

          Under the Registration Rights Agreement, and subject to certain restrictions, the holders of a majority of the Registrable Securities have the right to request that the Company effect the registration of the Registrable Securities held by such requesting holders, plus the Registrable Securities of any other holder giving the Company a timely request to join in such registration (a “Demand Registration”). Additionally, under the Registration Rights Agreement, and subject to certain restrictions, if the Company proposes to register any of its securities (other than pursuant to a Demand Registration) then it must provide the holders of Registrable Securities with piggyback registration rights to have their Registrable Securities included in such registration.

          The Company’s initial board of directors consists of seven members. Pursuant to the Plan, the Reporting Persons nominated five directors, of which one was subject to the reasonable approval of first and second lien lenders. These five directors are Mark E. Holliday, Thomas B. McGrath, Steven D. Scheiwe, Richard L. Shorten, Jr. and Neil S. Subin.

          The foregoing descriptions of the Plan, the Revolving Credit Facility, the Seasonal Overadvance Credit Agreement, the Registration Rights Agreement, the Warrant Agreement, the $10 Warrants and the $0.01 Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which appear as exhibits to the Company’s Current Reports on Form 8-K filed on April 16, 2008 and May 28, 2008, respectively, and this Schedule 13D, and are incorporated herein by reference.

CUSIP NO. 624581 203	Page 14

          Except as described above, the Reporting Persons have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4.

          The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 19,673,974 shares of Common Stock, representing approximately 84.6% of the Common Stock, allocated as follows:

Reporting Person	Number of Shares Beneficially Owned	% of Common Stock Owned[1]

EnterAspen	7,957,701	36.3%
Sopris Partners	11,134,954	51.2%
Sopris Capital	11,442,597	51.9%
Sopris Advisors	16,187,724	71.3%
Aspen Advisors	3,486,250	16.2%
Nikos Hecht	19,673,974	84.6%

(b) Each Reporting Person has the following powers to vote, direct the vote, dispose of or direct the disposition of shares of Common Stock:

	Number of Shares as to which the Reporting Person has
Reporting Person	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of or direct the disposition of	Shared power to dispose of or direct the disposition of

EnterAspen	0	7,957,701	0	7,957,701
Sopris Partners	0	11,134,954	0	11,134,954
Sopris Capital	0	11,442,597	0	11,442,597
Sopris Advisors	0	16,187,724	0	16,187,724
Aspen Advisors	0	3,486,250	0	3,486,250
Nikos Hecht	0	19,673,974	0	19,673,974

1 The percentage ownership of each Reporting Person, determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 has been calculated by dividing (i) the sum of the aggregate number of outstanding shares of Common Stock beneficially owned by such Reporting Person and the number of shares of Common Stock issuable upon exercise of the $0.01 Warrants, the $10 Warrants and the $20 Warrants (collectively, the “Warrants”) beneficially owned by such Reporting Person by (ii) the sum of the aggregate number of shares of Common Stock outstanding on the date of this Schedule 13D as communicated to the Reporting Persons by the Company and the number of shares of Common Stock issuable upon exercise of the Warrants beneficially owned by such Reporting Person.

CUSIP NO. 624581 203	Page 15

          Of the shares reported as beneficially owned in this Schedule 13D, 11,134,954 shares are owned directly by Sopris Partners, 3,486,250 shares are owned by private clients of Aspen Advisors and 4,745,127 shares are owned by private clients of Sopris Advisors. Of the shares reported as owned by private clients of Aspen Advisors and Sopris Advisors, 7,957,701 are owned by EnterAspen, 3,486,250 are owned through an account managed by Aspen Advisors and 4,745,127 are owned through an account managed by Sopris Advisors.

          Sopris Capital is the general partner of Sopris Partners and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by Sopris Partners. Each of Aspen Advisors and Sopris Advisors is an Attorney-in-Fact of EnterAspen. Mr. Hecht is the managing member of each of Aspen Advisors and of Sopris Advisors and the sole member of the managing member of Sopris Capital. As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Sopris Capital, Aspen Advisors and Sopris Advisors, Mr. Hecht may be deemed to be the controlling person of Sopris Capital, Aspen Advisors and Sopris Advisors, and through Sopris Capital, Sopris Partners. Each of Aspen Advisors and Sopris Advisors, as investment manager for their respective private clients, and with respect to Sopris Advisors, also as investment manager for Sopris Partners, has discretionary investment authority over the Common Stock held by their respective private clients and Sopris Partners, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Sopris Partners and the private clients of Aspen Advisors and Sopris Advisors, including EnterAspen. Each of Sopris Partners and Sopris Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

(c) Except as described in Item 4, no transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons.

(d) The various private accounts of which Aspen Advisors and Sopris Advisors serve as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Company. Such private accounts include EnterAspen, a Reporting Person, which beneficially owns 36.3% of the Common Stock of the Company. Each of Sopris Partners and Sopris Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

(e) Not applicable.

CUSIP NO. 624581 203	Page 16

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

          Except as disclosed in Item 4 (which disclosure is hereby incorporated by reference into this Item 6) or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of May 30, 2008, by and among the Reporting Persons.

Exhibit 2

The Second Amended Joint Plan of Reorganization of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed April 16, 2008.

Exhibit 3	Revolving Credit Facility, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed May 28, 2008.

Exhibit 4	Letter of Credit Agreement (Seasonal Overadvance Credit Agreement), dated May 20, 2008, by and between the Company and Sopris Partners.

Exhibit 5	Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 28, 2008.

Exhibit 6	Series A Warrant Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 28, 2008.

Exhibit 7	Form of $10 Warrant Certificate, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed May 28, 2008.

Exhibit 8	Form of $0.01 Warrant Certificate, incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed May 28, 2008.

CUSIP NO. 624581 203	Page 17

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 30, 2008

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-fact with respect to accounts managed by Aspen Advisors LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

By:	SOPRIS CAPITAL ADVISORS, LLC
Its Attorney-in-fact with respect to accounts managed by Sopris Capital Advisors, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

SOPRIS PARTNERS SERIES A, OF
SOPRIS CAPITAL PARTNERS, L.P.

By:	SOPRIS CAPITAL, LLC
Its general partner

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL ADVISORS, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

CUSIP NO. 624581 203	Page 18

ASPEN ADVISORS LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

/s/ NIKOS HECHT

Nikos Hecht

CUSIP NO. 624581 203

EXHIBIT 1

JOINT FILING AGREEMENT

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-fact with respect to accounts managed by Aspen Advisors LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

By:	SOPRIS CAPITAL ADVISORS, LLC
Its Attorney-in-fact with respect to accounts managed by Sopris Capital Advisors, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

SOPRIS PARTNERS SERIES A, OF
SOPRIS CAPITAL PARTNERS, L.P.

By:	SOPRIS CAPITAL, LLC
Its general partner

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL ADVISORS, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

CUSIP NO. 624581 203

ASPEN ADVISORS LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

/s/ NIKOS HECHT

Nikos Hecht

EXHIBIT 4

LETTER OF CREDIT FACILITY AGREEMENT

     AGREEMENT, dated as of May 20, 2008, by and between MOVIE GALLERY, INC., a Delaware corporation (the “Company”), and SOPRIS PARTNERS, SERIES A OF SOPRIS CAPITAL PARTNERS, LP (“Arranger”).

W I T N E S S E T H:

     In consideration of the mutual representations, warranties, covenants and agreements set forth herein, the parties hereby agree as follows:

1. Defined Terms, Etc.

     1.1. Glossary. As used herein, the following terms have the following meanings (terms defined in the singular to have the same meaning when used in the plural and vice versa).

          “Accommodation Agreements” means the agreements between the Company or one of its Subsidiaries, on the one hand, and the Studios, on the other, as in effect on the Plan Effective Date, pursuant to which, among other things, each Studio has agreed to provide trade credit to the Company or the applicable Subsidiary, as the same may be modified, amended or supplemented in each case with Arranger’s prior written consent and any similar agreement entered into after the Plan Effective Date and expressly designated by Arranger to be an Accommodation Agreement.

          “Adverse Proceeding” means any action, suit, proceeding, hearing (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of the Company or any of its Subsidiaries) at law or in equity, or before or by any governmental authority, domestic or foreign, whether pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or adversely affecting the Company or any of its Subsidiaries or any property of the Company or any of its Subsidiaries.

          “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 5% or more of the Securities having ordinary voting power for the election of directors of such Person or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

          “Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

          “Base Trade Credit Amount” means (a) in the case of a Studio, the amount of trade credit to be provided by that Studio under its Accommodation Agreement and (b) in the case of a Game Vendor, the amount of trade credit made available by that Game Vendor to the Company and its Subsidiaries as at March 31, 2008.

          “Business Day” means (i) any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

          “Commitment Period” means the period commencing September 15, 2008 and ending on January 15, 2009.

          “Confirmation Order” means the order by the Bankruptcy Court entered on April 10, 2008, confirming the Plan.

          “Contractual Obligation” means, as applied to any Person, any provision of any security issued by that Person or of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

          “Dollars” and the sign “$” mean the lawful money of the United States of America.

          “Facility Warrants” means warrants to purchase shares of the common stock of the Company for a purchase of $10.00 per share substantially in the form of Exhibit C.

          “Game Vendors” means the vendors supplying the Company and its Subsidiaries with computer and video games and related equipment.

          “Incremental Trade Credit” means, with respect to a Vendor, trade credit made available to the Company and its Subsidiaries in excess of its Base Trade Credit Amount.

          “Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, claims, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for Indemnitees in connection with any investigative, administrative or judicial proceeding or hearing commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto (it being agreed that, such counsel fees and expenses shall be limited to one primary counsel, and any additional special and local counsel in each appropriate jurisdiction, for the Indemnitees, except in the case of actual or potential conflicts of interest between or among the Indemnitees), and any fees or expenses incurred by Indemnitees in enforcing this indemnity), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of (i) this Agreement or the transactions contemplated hereby.

          “Material Adverse Effect” means a material adverse effect on and/or material adverse developments with respect to the business, operations, properties, assets or condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole.

          “Material Contract” means any contract or other arrangement to which the Company or any of its Subsidiaries is a party for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

          “Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

          “Plan” means the Second Amended Joint Plan of Reorganization of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code (as amended, supplemented or modified from time to time, together with any “Plan Supplement” (as defined in the Plan).

          “Plan Effective Date” means the “Effective Date” as defined in the Plan.

          “Revolving Credit Agreement” means the Revolving Credit and Guaranty Agreement, of even date herewith among the Company, certain of its Subsidiaries, the Lenders party thereto, Arranger, The Bank of New York, as Administrative Agent, and Deutsche Bank Trust Company Americas, as Collateral Agent, as the same may be amended, restated, modified or supplemented from time to time.

          “Studios” means the vendors supplying the Company and its Subsidiaries with video cassette tapes, digital versatile disc (DVD) or video discs (regardless of format) and related equipment.

          “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

          “Vendors” means the Studios and the Game Vendors.

          “Vendor Letter of Credit” means a standby letter of credit issued (or confirmed) by a United States bank having capital and surplus in excess of $1,000,000,000 procured by Arranger pursuant to Section 2.1 containing the provisions set forth on Exhibit A and containing the draw conditions set forth in Section 2.3.

     1.2. Construction.

          (a) Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section or Exhibit shall be to a Section or an Exhibit, as the case may be, of this Agreement unless otherwise specifically provided. The use herein of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter.

          (b) Unless otherwise specified, all references herein to times of day shall be references to prevailing Pacific time (daylight or standard, as applicable).

          (c) When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day that is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day.

2. Letter of Credit Facility.

     2.1. Procurement. During the Commitment Period, Arranger shall procure on behalf of the Company or the applicable Subsidiary standby letters of credit in favor of those Vendors identified by the Company and providing Incremental Trade Credit in an aggregate face amount up to $25,000,000; provided that: (a) each Vendor Letter of Credit shall be denominated in Dollars; (b) the face amount of each Vendor Letter of Credit shall not be less than $1,000,000 or such lesser amount as is acceptable to Arranger; (c) the aggregate face amount of Vendor Letters of Credit in favor of any particular Vendor shall not be greater than the Incremental Trade Credit provided by that Vendor; and (d) in no event shall any Vendor Letter of Credit have an expiration date later than January 31, 2009. For the avoidance of doubt, the parties confirm that Arranger shall have no obligation to procure a Vendor Letter of Credit in favor of a Vendor unless the delivery thereof was a condition of the Vendor’s willingness to extend Incremental Trade Credit. Vendor Letters of Credit shall not be issued to ensure payment of any Vendor’s Basic Trade Credit Amount. The terms of issuance of Vendor Letter of Credit shall provide that neither the Company nor any of its Subsidiaries shall have any liability to the issuing bank in respect thereof and no assets of the Company shall be used to collateralize Vendor Letters of Credit.

     2.2. Procedure. Whenever the Company desires the issuance of a Vendor Letter of Credit, it shall deliver to Arranger at least five Business Days in advance of the proposed date of issuance a notice substantially in the form of Exhibit B. Upon satisfaction or waiver of the conditions set forth in Section 3, Arranger shall procure the requested Vendor Letter of Credit in accordance with the standard operating procedures of the issuing bank and shall deliver the Vendor Letter of Credit to the Company by the date of issuance specified in the Company’s notice.

     2.3. Drawings. Each Vendor Letter of Credit will provide that the Vendor beneficiary thereof will be entitled to draw thereon only if the Company or applicable Subsidiary fails to make timely payment of amounts due that Vendor in respect of extensions of trade credit. Drawings would be equal to the lesser of (1) the past due amount owed to the Vendor and (2) the undrawn portion of the Vendor Letter of Credit.

     2.4. Payments and Warrants. If there is a drawing under a Vendor Letter of Credit, the Arranger will notify the Company of the amount of the drawing and the Company shall:

          (a) pay to Arranger an amount equal to the amount of the drawing (regardless of whether Arranger has itself made any reimbursement or other payment to the issuing bank). Payments to the Arranger in respect of amounts drawn by a Vendor shall be made pari passu and pro rata with amounts due that Vendor on the date of the drawing in respect of its extensions of trade credit to the Company and its Subsidiaries, unless and until the outstanding balance of trade credit due the Vendor on the drawing date has been reduced to zero, in which case the balance due Arranger in respect of the drawing shall be immediately due and payable. All payments due Arranger under this Section 2.4(a) shall be in dollars and shall be paid by the wire transfer of immediately available funds to such account(s) at such banks as Arranger shall designate from time to time by notice to the Company. The obligation of the Company to make payments to Arranger this Section 2.4(a) shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms hereof under all circumstances including any of the following circumstances: (i) any lack of validity or enforceability of any Vendor Letter of Credit; (ii) the existence of any claim, set-off, defense or other right which the Company or any Subsidiary may have at any time against a beneficiary or any transferee of any Vendor Letter of Credit (or any Persons for whom any such transferee may be acting), Arranger, or any other Person (including any underlying transaction between the Company or one of its Subsidiaries and the beneficiary for which any Vendor Letter of Credit was procured); (iii) any draft or other document presented under any Vendor Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; (iv) payment by the issuing or confirming bank to the beneficiary or as otherwise required by law under any Vendor Letter of Credit against presentation of a draft or other document which does not substantially comply with the terms of such Vendor Letter of Credit; (v) any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries; (vi) any breach hereof by any party thereto; (vii) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

          (b) issue to Arranger Facility Warrants to purchase that number of shares of common stock of the Company as is equal to the product of:

(1)	the quotient obtained by dividing (A) the amount of the drawing by (B) 25,000,000; multiplied by

(2)	86,250.

3. Conditions.

     3.1. Effectiveness. The effectiveness of this Agreement and the obligation of Arranger to procure any Vendor Letters of Credit is subject to the satisfaction of the following conditions precedent:

          (a) Arranger shall have received (1) signature and incumbency certificates of the officers of the Company executing this Agreement; (2) resolutions of the Board of Directors of the Company approving and authorizing, among other things, the execution, delivery and performance of this Agreement certified as of the Plan Effective Date by its secretary or an assistant secretary as being in full force and effect without modification or amendment; and (3) good standing certificates from the Secretary of State of Delaware and from the appropriate authority in each jurisdiction in which it is qualified as a foreign corporation, each dated a recent date prior to the Plan Effective Date.

          (b) The Company shall have issued Facility Warrants to Arranger for 86,250 shares of the common stock of the Company.

          (c) There shall not exist any action, suit, investigation, litigation, proceeding, hearing or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or governmental authority that, in the reasonable opinion of Arranger, singly or in the aggregate, materially impairs the Plan or that could have a Material Adverse Effect.

          (d) All corporate and other proceedings taken or to be taken in connection with the Plan and the other transactions contemplated hereby and all documents incidental thereto not previously found acceptable by Arranger and its counsel shall be satisfactory in form and substance to Arranger and such counsel, and Arranger and such counsel shall have received all such counterpart originals or certified copies of such documents as Arranger may reasonably request.

          (e) The conditions to the initial funding under the Revolving Credit Agreement shall have been satisfied (or waived by Arranger).

          (f) The Company shall have delivered to Arranger true, correct and complete copies of the Accommodation Agreements and other documents establishing each Vendor’s Base Trade Credit Amount.

     3.2. Procurement. The obligation of Arranger to procure each Vendor Letter of Credit requested by the Company is subject to the satisfaction of the following conditions precedent:

          (a) The Company shall have delivered to Arranger the notice referred to in Section 2.2 together with a confirmation from the applicable Vendor beneficiary, in form and substance reasonably acceptable to Arranger, that it will extend Incremental Trade Credit (or if the Vendor has already been issued a Vendor Letter of Credit, additional Incremental Trade Credit) in an amount not less than the face amount of the requested Vendor Letter of Credit.

          (b) As of the date of delivery of such Vendor Letter of Credit, the representations and warranties contained herein shall be true and correct in all material respects on and as of that date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; and

          (c) No Default or Event of Default under, and as defined in, the Revolving Credit Agreement shall have occurred and be continuing.

4. Representations and Warranties.

     The Company hereby represents and warrants to Arranger as follows:

     4.1. Organization; Requisite Power and Authority; Qualification. Each of the Company and its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization as identified in Schedule 4.1 to the Revolving Credit Agreement, (b) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into this Agreement to which it is a party and to carry out the transactions contemplated thereby, and (c) is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had, and could not be reasonably expected to have, a Material Adverse Effect.

     4.2. Due Authorization. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Company.

     4.3. No Conflict. The execution, delivery and performance by the Company of this Agreement, the consummation of the Plan, and the consummation of the transactions contemplated by this Agreement do not and will not (a) violate (i) any provision of any law or any governmental rule or regulation applicable to the Company or any of its Subsidiaries, (ii) any of the Organizational Documents of the Company or any of its Subsidiaries, or (iii) any order, judgment or decree of any court or other agency of government binding on the Company or any of its Subsidiaries; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of the Company or any of its Subsidiaries except to the extent such conflict, breach or default could not reasonably be expected to have a Material Adverse Effect; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries; or (d) require any approval of stockholders, members or partners or any approval or consent of any Person under any Contractual Obligation of the Company or any of its Subsidiaries, except for such approvals or consents the failure of which to obtain will not have a Material Adverse Effect.

     4.4. Governmental Consents. The execution, delivery and performance by the Company of this Agreement and the consummation of the Plan and the transactions contemplated by this Agreement do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any governmental authority except as otherwise set forth in the Plan.

     4.5. Binding Obligation. This Agreement has been duly executed and delivered by the Company and is its legally valid and binding obligation, enforceable against it in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

     4.6. No Material Adverse Change. Since the Closing Date (as defined in the Revolving Credit Agreement), no event, circumstance or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect.

     4.7. Adverse Proceedings, etc. There are no Adverse Proceedings, individually or in the aggregate, that could reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries (a) is in violation of any applicable laws that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, orders, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     4.8. No Defaults. Neither the Company nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations under Material Contracts, and, after giving effect to consummation of the transactions contemplated by this Agreement, no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except where the consequences, direct or indirect, of such default or defaults, if any, could not reasonably be expected to have a Material Adverse Effect.

     4.9. Governmental Regulation. Neither the Company nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation which may limit its ability to incur indebtedness or which may otherwise render unenforceable all or any portion of its obligations under this Agreement. Neither the Company nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

     4.10. Certain Fees. No broker’s or finder’s fee or commission will be payable with respect to the transactions contemplated by the Plan or this Agreement, except as payable to the Arranger and the Lenders or as otherwise contemplated by the Plan.

     4.11. Disclosure. No representation or warranty of the Company contained herein or in any other documents, certificates or written statements furnished to Arranger by or on behalf of the Company or any of its Subsidiaries for use in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact (known to the Company, in the case of any document not furnished by it) necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. There are no facts known (or which should upon the reasonable exercise of diligence be known) to the Company (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein or in such other documents, certificates and statements furnished to Arranger for use in connection with the transactions contemplated hereby

     4.12. Patriot Act. To the extent applicable, the Company is in compliance, in all material respects, with the (i) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the Untied States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001). To the knowledge of the Company, no Vendor Letter of Credit will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

5. Miscellaneous.

     5.1. Amendments. Neither this Agreement nor any terms hereof may be waived, amended, supplemented or otherwise modified except by a written instrument executed by Arranger and the Company.

     5.2. Notices. All notices and other communications provided for herein shall be in writing and telecopied, mailed or delivered by overnight courier or by hand to the intended recipient at the telephone number or “Address for Notices” specified below its name on the signature pages hereof; or, as to any party, at such other telephone number or address as shall be designated by such party in a notice to each other party. Except as otherwise provided in this Agreement, all notices and other communications hereunder shall be deemed to have been duly given when transmitted by telecopier or delivered to an overnight courier service, in each case addressed as aforesaid or personally delivered or, in the case of a mailed notice, when actually received by the intended recipient. All telecopied notices hereunder shall be confirmed the next Business Day by a copy of such notice delivered personally or by overnight courier service.

     5.3. Remedies Cumulative. No failure to exercise and no delay in exercising, on the part of Arranger, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

     5.4. Expenses and Indemnification.

          (a) Whether or not the transactions contemplated hereby shall be consummated, the Company agrees to pay promptly (1) all the actual and reasonable costs and expenses of the Arranger, in connection with the negotiation, preparation, execution and administration of this Agreement (including letter of credit fees and reasonable attorneys’ fees and expenses) and any consents, amendments, waivers or other modifications hereto and any other documents or matters requested by the Company, including, without limitation, the reasonable fees, expenses and disbursements of counsel and (2) all costs and expenses, including reasonable attorneys’ fees incurred by Arranger in enforcing this Agreement or in collecting any payments due from the Company hereunder or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a or pursuant to any insolvency or bankruptcy cases or proceedings.

          (d) In addition to the payment of expenses pursuant to Section 5.4(a), whether or not the transactions contemplated hereby shall be consummated, the Company agrees to defend (subject to Indemnitees’ selection of counsel), indemnify, pay and hold harmless Arranger and its officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents and Affiliates (each, an “Indemnitee”), from and against any and all Indemnified Liabilities; provided, (1) the Company shall not have any obligation to any Indemnitee hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from the gross negligence or willful misconduct of that Indemnitee, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction, and (2) the Company shall not be liable for any settlement of any claim or proceeding effected by any Indemnitee without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), but if settled with such consent or if there shall be a final judgment against an Indemnitee, the Company shall indemnify and hold harmless such Indemnitees from and against any loss or liability by reason of such settlement or judgment in the manner set forth in this Agreement. To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in this Section 5.4(b) may be unenforceable in whole or in part because they are violative of any law or public policy, the Company shall contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.

          (e) To the extent permitted by applicable law, the Company shall not assert, and the Company hereby waives, any claim against Arranger and its Affiliates, directors, employees, attorneys, agents or sub-agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, arising out of, as a result of, or in any way related to, this Agreement or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Vendor Letter of Credit or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and the Company hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

     5.5. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Arranger, Company and their respective successors and assigns. The Company may not assign or transfer any of its rights or obligations under this Agreement.

     5.6. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

     5.7. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     5.8. Entire Agreement. This Agreement and the constitutes the entire agreement of the Company and Arranger with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by Arranger relative to the subject matter hereof not expressly set forth or referred to herein.

     5.9. Choice of Law.

          (a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK (WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. ARRANGER AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY:

(1)

SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PRECEDING RELATING TO THIS AGREEMENT TO WHICH IT IS A PARTY, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT, IN RESPECT THEREOF, TO THE NON-EXCLUSIVE GENERAL JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF;

(2)

CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT TO PLEAD OR CLAIM THE SAME;

(3)	AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT TO SUE IN ANY OTHER JURISDICTION; AND

(4)

WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR PROCEEDING REFERRED TO IN THIS SUBSECTION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES.

          (b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT.

     5.10. Captions. Captions and section headings appearing herein are included solely for convenience of reference only and are not intended to affect the interpretation of any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

MOVIE GALLERY, INC.

By:

Title:

-Address for Notices-

900 West Main Street
Dothan, Alabama 36301
Attention: S. Page Todd,
Executive Vice President, Secretary
and General Counsel
Fascimile: (334) 836-3626

With a copy to each of:

Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601-6636
Attention: Anup Sathy, P.C.
Facsimile: (312) 861-2200

and

Kirkland & Ellis LLP
153 East 53rd Street
New York, NY 10022-4611
Attention: Leonard Klingbaum
Facsimile: (212) 446-6460

SOPRIS PARTNERS, SERIES A
OF SOPRIS CAPITAL PARTNERS, LP

By: Sopris Capital LLC, its general partner

By:

Title:

-Address for Notices-

314 South Galena Street, Suite 300
Aspen, CO 81611
Attention: Managing Member
Facsimile: (970) 925-7804

With a copy to:

Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Richard L. Sadowsky
Facsimile: (212) 768-6800

Exhibit A

FORM OF LETTER OF CREDIT
(Subject to Revision per Requirements of Issuing Bank)

     [ISSUING BANK NAME] hereby issues in your favor its irrevocable letter of credit numbered [CREDIT NUMBER] in the amount of US$[DOLLAR AMOUNT], effective immediately and expiring [NOT LATER THAN JANUARY 31, 2009]. Funds under this letter of credit are available by means of draft(s) drawn on us at sight accompanied by your signed statement reading as follows:

     “The undersigned hereby certifies that:

1.	The undersigned is a duly authorized officer of [NAME OF VENDOR BENEFICIARY].

2.

[NAME OF VENDOR BENEFICIARY] has made extensions of credit to [MOVIE GALLERY, INC. OR NAME OF APPLICABLE SUBSIDIARY] for goods sold and delivered a condition of which was the issuance to [NAME OF VENDOR BENEFICIARY] of the Letter of Credit with which this Certificate is presented,

3.

The amount of the drawing to which this certificate relates is due [NAME OF VENDOR BENEFICIARY] and has not been timely paid by [MOVIE GALLERY, INC. OR NAME OF APPLICABLE SUBSIDIARY] despite due demand therefor.”

     The original of this letter of credit plus any subsequent amendments thereto must accompany each such draft when presented for payment.

     Partial drawings and multiple drawings are permitted.

     This letter of credit may not be transferred Draft(s) and/or documents must clearly specify the number of this letter of credit and be presented at [INSERT ISSUING BANK NAME AND ADDRESS] not later than [JANUARY 31, 2009].

     We undertake that draft(s) drawn and presented in conformity with the terms of this letter of credit will be duly honored by us if presented at our counters on or before the expiration date indicated above.

     This letter of credit is subject to the International Standby Practices (the “ISP98”), International Chamber of Commerce (Publication No. 590), and as to matters not governed by the ISP98 shall be governed by, and construed in accordance with, the laws of the State of New York.

Exhibit B

Notice of Request

          Reference is made to the Letter of Credit Facility Agreement, dated as of [_____ __], 2008 (as it may be amended, supplemented or otherwise modified, the “Letter Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and between Movie Gallery, Inc. (“Company”), and Sopris Partners Series A of Sopris Capital Partners, LP (“Arranger”).

          Pursuant to Section 2.2 of the Letter Agreement, Company desires that Arranger issue a Vendor Letter of Credit to [Vendor], as the beneficiary, in accordance with the applicable terms and conditions of the Letter Agreement on [mm/dd/yy] (the “Issuance Date”) (a) in the original face amount of $_______ [the face amount of each Vendor Letter of Credit shall not be less than $1,000,000 or such such less amount as is acceptable to Arranger]; and (b) with a stated expiration date of [mm/dd/yy] [in no event shall any Vendor Letter of Credit have an expiration date later than January 31, 2009].

          Borrower hereby certifies that:

          (i) as of the Issuance Date, the conditions contained in Section 3 of the Letter Agreement have been satisfied or waived by Arranger; and

          (ii) as of the Issuance Date, the representations and warranties contained in Section 4 of the Letter Agreement are true and correct in all material respects on and as of such Issuance Date to the same extent as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties are true and correct in all material respects on and as of such earlier date.

Date: [mm/dd/yy]	MOVIE GALLERY, INC.

By:

Name:
Title:

Exhibit C

Form of Facility Warrants

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNTIL (i) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION FOR SALE UNDER APPROPRIATE STATE SECURITIES LAWS SHALL BECOME EFFECTIVE WITH RESPECT THERETO, OR (ii) RECEIPT OF AN OPINION OF COUNSEL IN FORM AND FROM COUNSEL ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT PROPOSED TRANSFER DOES NOT VIOLATE ANY PROVISIONS OF STATE OR FEDERAL LAW.

MOVIE GALLERY, INC.

WARRANTS TO PURCHASE COMMON STOCK

VOID AFTER May 26, 2015

          This Warrant Certificate (“Warrant Certificate”) certifies that ________________ or its assigns (the “Holder”) is the holder of ________ outstanding Warrants (“Warrants”) of Movie Gallery, Inc., a Delaware corporation (the “Company”), to purchase shares (the “Warrant Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of the Company, as shall from time to time be reduced or increased in accordance with the terms of this Warrant Certificate. The Warrants expire on May 26, 2015 (such date, the “Expiration Date”), and entitles the Holder to purchase from the Company, subject to and upon compliance with the provisions hereof, for each Warrant being exercised, one fully paid and non-assessable Warrant Share at the exercise price (the “Exercise Price”) multiplied by the number of Warrant Shares in respect of which Warrants are being exercised (the “Exercise Amount”), payable to the Company either by certified or official bank check payable to the order of the Company (or, if agreed to in the sole and absolute discretion of the Company, by wire transfer in immediately available funds to an account with the Company prior to exercise), no later than 5:00 p.m. New York City time, on the settlement date, which settlement date is three business days after a Warrant Exercise Notice is delivered (the “Settlement Date”). The initial Exercise Price shall be $_______.

          Section 1. Method of Exercise.

               (a) Warrants may be exercised to purchase Warrant Shares from the Company from the date of original issuance of this Warrant Certificate through 5:00 p.m. New York City time on the Expiration Date, at the Exercise Price set forth on the face hereof, subject to adjustment in accordance with the terms of this Warrant Certificate. Subject to the terms and conditions set forth herein, the Holder may exercise the Warrants by:

                    (i) providing written notice of such election (“Warrant Exercise Notice”) to exercise the Warrant to the Company no later than 5:00 p.m. New York City time, on the Expiration Date, which Warrant Exercise Notice shall substantially be in the form of an election to purchase Warrant Shares set forth herein, properly completed and executed by the Holder;

                    (ii) delivering no later than 5:00 p.m. New York City time, on the business day immediately prior to the Settlement Date, this Warrant Certificate evidencing such Warrants to the Company; and

                    (iii) paying the applicable Exercise Amount, together with any applicable taxes and governmental charges.

               (b) The Holder shall have the right, in lieu of paying the Exercise Amount in cash, to instruct the Company to reduce the number of shares of Common Stock issued purchased pursuant to the exercise of the Warrants in accordance with the following formula:

P
N =
M

where:

N =	the number of shares of Common Stock to be subtracted from the remaining number of shares of Common Stock issuable upon exercise of the Warrants;

P =	the Exercise Amount which would otherwise be payable in cash for the shares of Common Stock for which the Warrants are being exercised; and

M =	the Market Price of a share of Common Stock determined as of the date of such exercise.

The term “Market Price” means, as of any date of determination but calculated as the average over the preceding 20 days on which the Common Stock has traded, (i) the closing price per share of Common Stock on such date published in The Wall Street Journal or, if no such closing price on such date is published in The Wall Street Journal, the average of the closing bid and asked prices on such date, as officially reported on the principal securities exchange on which the Common Stock is then listed or admitted to trading; or (ii) if the Common Stock is not then listed or admitted to trading on any securities exchange but is designated as a national market system security by the National Association of Securities Dealers, Inc., the last trading price of the Common Stock on such date; or (iii) if there shall have been no trading on such date or if the Common Stock are not so designated, the average of the reported closing bid and asked prices of the Common Stock on such date as shown by the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System and reported by any member firm of the New York Stock Exchange selected by the Company; or (iv) if none of (i), (ii) or (iii) is applicable, the “Market Price” shall be the fair value thereof, determined in good faith by the Company.

               (c) If less than all of the Warrants evidenced by this Warrant Certificate are exercised at any time prior to the Expiration Date, this Warrant Certificate shall be endorsed to evidence the number of Warrants previously evidenced by this Warrant Certificate not so exercised.

          Section 2. Transfer of Warrant Certificates. This Warrant Certificate may be transferred or exchanged at the option of the Holder, when surrendered to the Company during normal business hours for another Warrant Certificate or Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants. When this Warrant Certificate is presented to the Company with a request:

               (i) to register the transfer of this Warrant Certificate; or

               (ii) to exchange this Warrant Certificate for another Warrant Certificate or Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants,

the Company shall register the transfer or make the exchange as requested; provided, however, that this Warrant Certificate when presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instruction of transfer in form reasonably satisfactory to the Company, duly executed by the Holder or the duly appointed legal representative thereof or by his attorney, duly authorized in writing, and bearing an original signature guarantee from a guarantor who participates in a signature guarantee program approved by The Securities Transfer Association.

          Section 3. Payment of Taxes. No service charge shall be made to any Holder for any exercise, exchange or transfer of this Warrant Certificate, and the Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of this Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates or the certificates representing the Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

          Section 4. Mutilated or Missing Warrant Certificates. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant Certificate, the Company at its expense shall execute and deliver, in lieu of this Warrant Certificate, a new warrant certificate of like tenor and amount.

          Section 5. Reservation of Shares of Common Stock. The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock, for the purpose of enabling it to satisfy any obligation to issue shares of Common Stock upon exercise of Warrants, the maximum number of shares of Common Stock that may then be deliverable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock that may be issued upon exercise of Warrants will be, upon payment of the aggregate Exercise Price and issuance thereof (in the case of an exercise), fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issue thereof (other than any liens, charges and security interests created by the Holder or the person to which the shares of Common Stock are to be issued).

          Section 6. Adjustment of Exercise Price and Number of Shares of Common Stock Issuable. The Exercise Price and the number of shares of Common Stock issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 6, without duplication.

               (a) Adjustment for Change in Capital Stock. If on or after the date of this Warrant Certificate and prior to the Expiration Date, the Company:

               (1) pays a dividend in shares of Common Stock or makes a distribution on its Common Stock in shares of Common Stock;

               (2) subdivides its outstanding shares of Common Stock into a greater number of shares (other than upon a reclassification to which clause (5) of this Section 6(a) or Section 6(j) hereof applies);

               (3) combines its outstanding shares of Common Stock into a smaller number of shares (other than upon a reclassification to which clause (5) of this Section 6(a) or Section 6(j) hereof applies);

               (4) makes a distribution on its Common Stock in shares of its capital stock other than Common Stock; or

               (5) issues by reclassification of its Common Stock any shares of its capital stock (including any such reclassification in connection with a consolidation or merger of the Company in which the Company is the surviving entity but excluding any reclassification in which property other than shares of capital stock is issued (in which event Section 6(j) hereof shall apply)), then the number of shares of Common Stock or other shares of capital stock of the Company receivable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled upon exercise to receive the kind and number of shares of Common Stock or other shares of capital stock of the Company that the Holder would have been entitled to receive upon the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

               (b) Adjustment of Exercise Price. Whenever the number of shares of Common Stock or other shares of capital stock of the Company receivable upon the exercise of any Warrant is otherwise required to be adjusted as provided in Section 6(a) or Section 6(j) hereof, the Exercise Price payable per share of Common Stock upon exercise of such Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of shares of Common Stock receivable upon the exercise of such Warrant immediately prior to such adjustment, and of which the denominator shall be the number of shares of Common Stock (or, where clause (4) or (5) of Section 6(a) hereof applies and shares of capital stock (other than solely Common Stock) become so receivable, the number of shares of Common Stock equivalent to such shares of capital stock based on the relative fair market values thereof (as determined in good faith by the Board of Directors of the Company (the “Board”)) so receivable immediately thereafter.

               If after an adjustment the Holder upon exercise thereof may receive shares of two or more classes or series of capital stock of the Company, the Company, in good faith, shall determine as the adjusted Exercise Price for each share of capital stock (other than Common Stock) so receivable an amount equal to the Exercise Price per share of Common Stock as adjusted pursuant to the preceding paragraph, multiplied by a fraction the denominator of which is the fair market value of a share of Common Stock and the numerator of which is the fair market value of such share of other capital stock (as determined in good faith by the Board). After such allocation, the exercise privilege and the Exercise Price of each class or series of capital stock shall thereafter again be subject to adjustment on terms comparable to those applicable to shares of Common Stock in this Section 6.

               (c) Issuance of Additional Shares of Common Stock. If the Company, at any time while this Warrant Certificate is outstanding, shall issue any Additional Shares of Common Stock, at a price per share less than the Exercise Price then in effect or without consideration, then the Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Exercise Price then in effect by a fraction:

               (i) the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the Exercise Price then in effect, and

               (ii) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock.

               The provisions of this subsection (c) shall not apply under any of the circumstances for which an adjustment is provided in Subsections (a) or (i) of this Section 6. For purposes of this subsection, “Additional Shares of Common Stock” means all shares of Common Stock issued by the Company after the date hereof except the issuance of securities by the Company identified under subsection (e) of this Section 6.

               (d) Issuance of Common Stock Equivalents. If the Company, at any time while this Warrant is outstanding, shall issue any Common Stock Equivalent and the price per share for which Additional Shares of Common Stock may be issuable thereafter pursuant to such Common Stock Equivalent shall be less than the Exercise Price then in effect, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended, and such price as so amended shall be less than the Exercise Price in effect at the time of such amendment, then the Exercise Price upon each such issuance or amendment shall be adjusted as provided in the first sentence of subsection (c) of this Section 6 on the basis that (1) the maximum number of Additional Shares of Common Stock issuable pursuant to all such Common Stock Equivalents shall be deemed to have been issued (whether or not such Common Stock Equivalents are actually then exercisable, convertible or exchangeable in whole or in part) as of the earlier of (A) the date on which the Company shall enter into a firm contract for the issuance of such Common Stock Equivalent, or (B) the date of actual issuance of such Common Stock Equivalent, and (2) the aggregate consideration for such maximum number of Additional Shares of Common Stock shall be deemed to be the minimum consideration received or receivable by the Issuer for the issuance of such Additional Shares of Common Stock pursuant to such Common Stock Equivalent. No adjustment of the Exercise Price shall be made under this subsection (d) upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the Exercise Price then in effect upon the issuance of such warrants or other rights pursuant to this subsection (d). For purposes of this Warrant Certificate, (i) “Common Stock Equivalent” means any Convertible Security or warrant, option or other right to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Security and (ii) “Convertible Securities” shall mean evidences of indebtedness, shares of capital stock or other securities of the Company which are or may be at any time convertible into or exchangeable for Additional Shares of Common Stock. The term “Convertible Security” shall mean one of the Convertible Securities.

               (e) When De Minimis Adjustment May Be Deferred. No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least one percent (l%) of the then current Exercise Price. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 6 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

               (f) When No Adjustment Required. No adjustment need be made for any of the following:

               (i) the issuance of securities by the Company on the Effective Date of the Plan or pursuant to the Plan;

               (ii) the issuance of the warrants referred to in the Fee Letter, dated May ___, 2008, between the Company and Sopris Partners, Series A of Sopris Capital Partners, LP;

               (iii) the issuance of options, equity or equity-based grants or other securities in connection with the Company’s Management and Director Equity Incentive Program (as defined in the Plan);

               (iv) rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest; and

               (v) a change in the par value or no par value of the Common Stock.

               To the extent the Warrants become exercisable into cash, no adjustment need be made thereafter as to the cash. Interest will not accrue on the cash.

               (g) Notice of Certain Transactions.

If:

                    (i) the Company takes any action that would require an adjustment to the Exercise Price or the number of shares of Common Stock or other shares of capital stock receivable upon exercise of Warrants pursuant to Section 6(a) or (b) hereof;

                    (ii) the Company determines to adjust the number of Warrants pursuant to Section 6(f) hereof; or

                    (iii) there is a liquidation or dissolution of the Company,

the Company shall mail to the Holder a notice stating the proposed record date for a dividend or distribution or the proposed effective date of a subdivision, combination, reclassification, consolidation, merger, liquidation or dissolution. The Company shall mail the notice at least fifteen (15) days before such date. Failure to mail the notice or any defect in it shall not affect the validity of the transaction.

               (h) The Company Determination Final. Any determination that the Company or the Board must make pursuant to this Section 6 is (absent manifest error) conclusive if such determination is made in good faith.

               (i) Optional Tax Adjustment. The Company may at its option, at any time prior to the Expiration Date, increase the number of shares of Common Stock or other shares of capital stock into which each Warrant is exercisable, or decrease the Exercise Price, in addition to those changes required by Sections 6(a), (b), (c) or (j) hereof, as deemed advisable by the Board, in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

               (j) Changes in Common Stock. In case at any time or from time to time while the Warrants remain outstanding and unexpired in whole or in part, the Company shall be a party to or shall otherwise engage in any transaction or series of related transactions constituting:

                    (i) a merger of the Company into, a consolidation of the Company with, or a sale of all or substantially all of the Company’s assets to, any other Person (a “Non-Surviving Transaction”), or

                    (ii) any reclassification of the Common Stock into securities or other property (other than solely into shares of capital stock of the Company (in which event Section 6(a)(5) hereof shall apply)), or any merger of another Person into the Company in which the previously outstanding shares of Common Stock shall be cancelled, reclassified or converted or changed into or exchanged for securities of the Company or other property (including cash) or any combination of the foregoing (other than solely into or for shares of capital stock of the Company (in which event Section 6(a)(5) hereof shall apply)) (a “Surviving Transaction”; any Non-Surviving Transaction or Surviving Transaction being herein called a “Transaction”), then, as a condition to the consummation of such Transaction, the Company shall (or, in the case of any Non-Surviving Transaction, the Company shall cause such other Person to) execute and deliver to the Holder a written instrument providing that:

(x) so long as any Warrant remains outstanding on such terms and subject to such conditions as shall be as nearly equivalent as may be practicable to the provisions set forth in this Agreement, each Warrant, upon the exercise thereof at any time on or after the consummation of such Transaction, shall be exercisable:

          (I) into, in lieu of the Common Stock issuable upon such exercise prior to such consummation, only the securities or other property (“Substituted Property”) that would have been receivable upon such Transaction by a holder of the number of shares of Common Stock into which such Warrant was exercisable immediately prior to such Transaction, assuming (except in the case of a reclassification) such holder of Common Stock:

          (A) is not a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (“Constituent Person”), or an affiliate of a Constituent Person; and

          (B) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such Transaction (provided that if the kind or amount of securities, cash and other property receivable upon such Transaction is not the same for each share of Common Stock held immediately prior to such Transaction by other than a Constituent Person or an affiliate thereof and in respect of which such rights of election shall not have been exercised (“Non-Electing Share”), then, for the purposes of this Section 6(i), the kind and amount of securities, cash and other property receivable upon such Transaction by each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares); and

          (II) at an Exercise Price for such Substituted Property equal to the aggregate Exercise Price payable by such holder for all such shares of Common Stock into which such Warrant was exercisable immediately prior to such Transaction; and

(y) the rights and obligations of the Company (or, in the event of a Non-Surviving Transaction, such other Person) and the holders in respect of Substituted Property shall be as nearly equivalent as may be practicable to the rights and obligations of the Company and holders in respect of Common Stock hereunder as set forth herein.

               Such written instrument shall provide for adjustments which, for events subsequent to the effective date of such written instrument, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The above provisions of this Section 6(j) shall similarly apply to successive Transactions.

               (k) Priority Adjustments, Further Actions.

                    (i) If any single action would require adjustment of the Exercise Price pursuant to more than one subsection of Section 6 hereof, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest, relative to the rights and interests of the registered holders of the Warrants then outstanding, absolute value.

                    (ii) The Company will not, by amendment of its charter or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms. Without limiting the generality of the foregoing, the Company (i) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock on the exercise of the Warrants from time to time outstanding and (ii) will not take any action which results in any adjustment of the Exercise Price if the total number of shares of Common Stock issuable after the action upon the exercise of all of the Warrants would exceed the total number of shares of Common Stock then authorized by the Company’s certificate of incorporation, as may be amended and in effect from time to time and available for the purposes of issue upon such exercise.

          Section 7. Fractional Interests. The Company shall not be required to issue fractional shares of Common Stock on the exercise of Warrants. If more than one Warrant shall be presented for exercise at the same time by the Holder, the number of full shares of Common Stock that shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of shares of Common Stock purchasable on exercise of all of the Warrants so presented. If any fraction of a share of Common Stock would, except for the provisions of this Section 7, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall notify the Holder of the amount to be paid in lieu of the fraction of a share of Common Stock and concurrently pay or provide to the Holder for repayment to the Holder an amount in cash equal to the product of (i) such fraction of a share of Common Stock and (ii) the excess of (x) the closing price of a share of Common Stock for the day immediately preceding the date the Warrant was presented for exercise pursuant the terms herein over (y) the Exercise Price.

          Section 8. Warrant Holders not Stockholders. Nothing contained in this Warrant Certificates shall be construed as conferring upon the Holder (i) the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter or to attend any such meetings or any other proceedings of the holders of Common Stock; (ii) the right to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Stock prior to, or for which the relevant record date precedes, the date of the exercise of such Warrant; or (iii), or any other rights whatsoever as stockholders of the Company.

          Section 9. Compliance with Securities Laws. The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant Certificate and the New Common Shares to be issued upon exercise hereof are being acquired solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any New Common Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Act or any state securities laws. Upon exercise of this Warrant, the Holder shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, that the New Common Shares so purchased are being acquired solely for the Holder’s own account and not as a nominee for any other party, for investment, and not with a view toward distribution or resale.

          Section 10. Amendments. No amendment of any provision of this Warrant Certificate shall in any event be effective unless the same shall be in writing and signed by the Holder hereof.

          Section 11. Notices. Any notice, demand, request or other communication which the Holder hereof or the Company may be required or may desire to give hereunder shall be in writing and shall be hand delivered, mailed by registered or certified mail, postage prepaid, return receipt requested, or sent by a reputable overnight courier service, addressed as set forth below, and shall be effective upon actual receipt as verified by written acknowledgement of delivery in the case of hand or overnight delivery and effective on the third Business Day after the day on which it is deposited in the United States mails in the continental United States, in the case of registered or certified mail:

If to the Company:

900 West Main Street
Dothan, Alabama 36301
Telephone:

Telecopier:	(334) 836-3626
Attention:	S. Page Todd,
Executive Vice President, Secretary and General Counsel

If to Holder:

Address
Address
Address
Telephone:

Telecopier:

Attention:

          The telecopier numbers set forth above are for convenience only and the delivery of any notice, demand, request or other communication by telecopy or facsimile (or the receipt thereof) shall not be sufficient for purposes of giving notice hereunder.

          Section 12. Binding Effect. All of the covenants and provisions of this Warrant Certificate shall be binding upon and inure to the benefit of the Company and Holder and their respective successors and assigns, including those by operation of law, merger, consolidation or otherwise. The successors and assigns of the Company or holder hereof shall include, without limitation, a receiver, trustee and/or debtor-in-possession.

          Section 13. Severability. Wherever possible, each provision of this Warrant Certificate shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Certificate shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Certificate.

          Section 14. Governing Law. This Warrant Certificate shall be governed by, and construed in accordance with, the internal laws (as opposed to conflicts of law provisions) of the State of New York.

          Section 15. Attorneys’ Fees. In any action at law or in equity to enforce any of the provisions or rights under this Warrant Certificate, the unsuccessful party to such litigation, as determined by the court in a final judgment or decree, shall pay the successful party all costs, expenses and reasonable attorneys’ fees incurred by the successful party (including, without limitation, costs, expenses and fees on any appeal).

          Section 16. Section Titles. The section titles contained in this Warrant Certificate are for convenience only and shall be without substantive meaning or content of any kind whatsoever.

          Section 17. Multiple Counterparts. This Warrant Certificate may be executed in multiple counterparts, each of which shall be deemed an original, but all of which will constitute one and the same instrument.

          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed by its duly authorized officer.

Dated:

MOVIE GALLERY, INC.

By:

Name:
Title: